Exhibit 99.1

News Release

Orla Mining Provides Update on Illegal Work Stoppage and Blockade at Camino Rojo

•	Productive meeting held on June 3 between Sindicato de Beneficio de Minas union, Mexican Federal Labour Conciliation, and Orla Mining
•	All parties agreed, ratified by the Labour Authority, that the blockade is illegal and falls outside the bounds of the collective bargaining framework
•	The Sindicato de Beneficio de Minas union leadership is communicating to the group of unionized employees the need to lift the blockade and resume safe, normal operations by this evening (June 4)
•	Should the illegal blockade not be lifted in contravention of the agreement established, Orla Mining will pursue additional steps to resume operations in coordination with labour authorities
•	Negotiations on productivity bonus payments between Orla Mining and the union to resume contingent on the restoration of normal operations

VANCOUVER, BC, June 4, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") provides the following update on the work stoppage and blockade that has temporarily halted operations at the Camino Rojo Mine in Zacatecas, Mexico since June 1. The Company met yesterday with union representatives and the Mexican Department of Federal Labour Conciliation to reach a resolution. The meeting, initially scheduled for June 2, was held on June 3.

During the meeting, the Labour Authority confirmed that the blockade at the mine site by certain employees is illegal and has advised the union representation that the blockade should be lifted. In accordance with the Department of Federal Labour Conciliation's guidance, the union leadership has committed to communicate such message to its members.

Orla remains committed to finding a resolution on the productivity bonus discussions, and a future date has been set to resume negotiations, contingent on the restoration of normal mine operations. The Company has kept local community leaders and municipal and state officials informed of the steps being taken to protect the safety, environmental, economic, and social integrity of the operation.

"We welcome this step to return to normal operation at Camino Rojo so we can welcome all our employees back to work," said Jason Simpson, President and Chief Executive Officer of Orla Mining. "We are also committed to resuming good-faith discussions with the union regarding the productivity bonus within the parameters of that framework, and we are optimistic that a mutually beneficial agreement can be reached. At Orla, we strive to create a long-term positive impact for all our stakeholders, including our employees, local communities, and surrounding businesses, but this is only possible with business continuity."

The Company remains committed to respecting the labour and union rights of its employees, while also maintaining its firm commitment to upholding order in compliance with Mexican law and internal policies.

Should the blockade not be lifted in contravention of the agreement established between parties, Orla will take additional steps in an effort to resume operations in coordination with labour authorities.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the work stoppage and blockade at Camino Rojo and the restart of operations as planned, as well as reaching a mutually beneficial agreement with the union. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the resolution of the illegal work stoppage and blockade at Camino Rojo and the restart of operations; future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks associated with the work stoppage and blockade at Camino Rojo and the ability of the Company to resume operations; uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions and tariff risks; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 08:00e 04-JUN-26